Exhibit (a)(5)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Company Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 12, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is being made to all holders of Company Shares (as defined below). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Company Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Company Shares in any such state in compliance with such applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Jive Software, Inc.

at

$5.25 NET PER SHARE

by

Jazz MergerSub, Inc.

a Wholly Owned Subsidiary of

Wave Systems Corp.

a Wholly Owned Subsidiary of

ESW Capital, LLC

Jazz MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Wave Systems Corp., a Delaware corporation (“Parent”) and a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company, offers to purchase in a cash tender offer (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Jive Software, Inc., a Delaware corporation (the “Company”), at a price of $5.25 per Company Share, net to the selling stockholder in cash, without interest and less any required withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

THE OFFER SHALL REMAIN OPEN UNTIL MIDNIGHT, EASTERN TIME, AT THE END OF JUNE 9, 2017 UNLESS THE PERIOD OF TIME FOR WHICH THE OFFER IS OPEN SHALL HAVE BEEN EXTENDED.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) at least that number of Company Shares that, when added to any Company Shares already owned by Parent or Purchaser, if any, represents a majority of all then outstanding Company Shares (including all then outstanding Company Options and Company RSUs, each as defined in the Offer to Purchase, for which the Company has received notices of exercise or conversion prior to the scheduled expiration of the Offer and excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to the other conditions set forth in the Offer to Purchase. Purchaser expressly reserves the right to waive any of the conditions to the Offer (other than the Minimum Condition, which Purchaser may not waive).

THE BOARD OF DIRECTORS OF JIVE SOFTWARE, INC. UNANIMOUSLY RECOMMENDS THAT

YOU TENDER ALL OF YOUR COMPANY SHARES INTO THE OFFER.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated April 30, 2017 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The purpose of the Offer is to acquire for cash as many Company Shares as possible as a first step in acquiring control of, and the entire equity interest in, the Company. The Merger Agreement provides for the commencement of the Offer by Purchaser and further provides that, following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent pursuant to Section 251(h) of the DGCL and without a vote of the Company’s stockholders. At the effective time of the Merger, each Company Share outstanding (other than Company Shares directly owned by Parent, Purchaser, the Company, or by any subsidiary wholly owned of Parent, Purchaser or the Company, which will be canceled and extinguished without any conversion or consideration and Company Shares with respect to which the holders have properly perfected their appraisal rights under Delaware law) will be converted into the right to receive $5.25 (or any other per Company Share price paid in the Offer) net to the selling stockholder in cash, without interest and less any required withholding. The Merger Agreement is more fully described in the Offer to Purchase.

After careful consideration, the Board of Directors of the Company has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement; (iii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Company Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to Computershare (the “Depositary”) of acceptance for payment of such Company Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Company Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Company Shares have been accepted for payment. In all cases, payment for Company Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Company Shares or confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Company Shares or is unable to accept Company Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Company Shares on Purchaser’s behalf, and such Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Parent or Purchaser pay interest on the purchase price for Company Shares by reason of any extension of the Offer or any delay in making such payment for Company Shares.

The term “Expiration Date” means midnight, Eastern Time, at the end of June 9, 2017, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

Unless the Merger Agreement has been terminated in accordance with its terms, (i) Purchaser will extend the Offer for any period required by any law or governmental order or any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or the NASDAQ Global Select Market that is applicable to the Offer, and (ii) if, on the initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any condition of the Offer is not satisfied and has not been waived, then Purchaser will extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Date or such subsequent date for one or more additional periods of up to ten business days each, to permit such conditions of the Offer to be satisfied. In no event will Purchaser be required to extend the Offer beyond the “Termination Date” (which is defined in the Merger Agreement as September 30, 2017). In addition, in the event that the Minimum Condition is the only condition that has not been satisfied, Purchaser will not be required to extend the Offer for more than three periods of ten business days, to permit the Minimum Condition to be satisfied. Purchaser does not intend to provide for a subsequent offering period (as provided under Rule 14d-11 under the Exchange Act) following the Expiration Date.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Such announcement will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Company Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Company Shares. Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 10, 2017. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If share certificates evidencing Company Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Company Shares have been tendered for the account of an Eligible Institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Company Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Company Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The receipt of cash for Company Shares in the Offer and the Merger will be a taxable transaction for United States federal income tax and may also be a taxable transaction under applicable state, local or foreign tax laws. For a description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Company Shares and will be furnished, for subsequent transmittal to beneficial owners of Company Shares, to banks, brokers and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE COMPANY BOARD AND THE REASONS THEREFOR) CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent (as defined below) at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877)796-5274

Email: info@okapipartners.com

May 12, 2017